Exhibit 99.4

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces details of its Climate Change Strategy

Toronto, Ontario, February 16, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to announce details of its Climate Change Strategy (the “Strategy”) and greenhouse gas (“GHG”) reduction action plan, which includes the Company’s commitment to working towards the goals of the 2015 Paris Agreement.

The Strategy is aligned with Kinross’ previously-announced goal of being a net-zero GHG emissions company by 2050, and has set a target to achieve a 30% reduction in intensity per ounce produced of scope 1 and scope 2 emissions by 20301. As the Company advances its Strategy, it will also work with its suppliers on addressing scope 3 emissions.

Kinross recognises the global importance of climate change and the Company’s responsibility to contribute positively to mitigating its impacts, as well as its significance as a strategic matter to the business. The Climate Change Strategy is in line with Kinross’ values and commitment to sustainable mining, and builds on its strong record in this area.

These commitments are also consistent with the Company’s sustainability policies, and its commitment to ESG, ethical conduct and human rights, and align with the Just Transition framework to ensure that employees’ and communities’ rights and livelihoods are protected as the Company implements its Strategy. The Strategy is structured into the following pillars:

Incorporating energy efficient and renewable energy projects into operations

•	Over the past decade, the Company has made significant progress in improving the energy efficiencies of its operations, including advancing site-specific projects which have saved approximately 30,000 tonnes in GHG emissions annually.

•	The Company is budgeting US$50 million in 2022 for ESG-related capital expenditures, which includes developing a 34 MW solar power plant at Tasiast in Mauritania, and studying building a power line to connect the Udinsk project into the regional grid in Russia, as opposed to self-generating electricity with diesel.

•	The Company signed a power purchase agreement for 100% renewable power at the La Coipa project in Chile, and incorporated electric shovels, solar power for the camp, and an ore conveyor system to reduce the use of haul trucks in the Lobo-Marte project plan.

Partnering with equipment manufacturers and energy suppliers to reduce GHG emissions and energy use

•	As 90% of the Company’s current scope 1 and scope 2 emissions are from power generation and mine fleets, a significant part of its GHG reduction strategy will include strategic partnerships with equipment manufacturers and energy suppliers. Current initiatives include:

o	Entering into an agreement with Komatsu to take an active role in the development of the Zero Emission Haulage Solution, which will target the development of zero-emission haul trucks.

o	Supporting research for a new crushing and grinding system that could radically reduce energy use in comminution circuits.

•	The Company will continue to work with local energy suppliers on reducing emissions in power generation. In 2020, approximately 36% of electricity used by Kinross operations was sourced from renewable sources from local or country grids.

1 Kinross is using 2021 as the baseline year as part of its Climate Change Strategy objectives. The data for 2021 is the most recently available information and is being assured by a third party.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Embedding climate change considerations into strategic business decisions

•	Kinross will maintain its focus on climate change as a key consideration in its overall business strategy, project development plans, mine life planning and financial analysis. For example, the Company has:

o	Acquired two hydroelectric power plants in Brazil with 155 MW rated capacity in 2018 to increase renewable energy use at Paracatu.

o	Incorporated ESG considerations into its M&A strategy, including pursuing acquisitions in low-carbon jurisdictions, such as the recent agreement to acquire Great Bear Resources and its Dixie project in Red Lake, Ontario.

o	Included the use of a notional market price for carbon in the Company’s financial analysis and decision-making processes.

Maintaining robust governance and transparent reporting

•	Kinross’ sustainability governance and reporting will continue to be integral to its Strategy, including:

o	Continuing its long history of disclosure on energy use, greenhouse gas emissions and climate-related risks, which date back to the Company’s first submission to the CDP in 2005.

o	Reporting in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which includes the publication of its first Climate Report in 2021.

o	Establishing an ESG Executive Committee that reports to the Senior Leadership Team, and to Kinross’ Board on a quarterly basis, to help further improve sustainability governance.

Enhancing the business’ resiliency to climate change to mitigate risks

o	Kinross prioritizes risk management and protecting its operations and overall business success through a dynamic risk management system that includes:

o	Commissioning a third-party assessment on climate risks across its global portfolio in 2020.

o	Incorporating risks into multi-disciplinary risk management systems at all Kinross sites and enterprise risk management system.

“Operating responsibly in a manner that is protective of the environment is fundamental to Kinross’ values and business strategy. As part of our commitment to prioritizing sustainability, we acknowledge the global importance of taking action on climate change and creating a long-term plan to mitigate our impacts,” said J. Paul Rollinson, Kinross President and CEO. “Our Climate Change Strategy and goals are not only essential to safeguarding the environment, they are also vital to the long-term success of our business. We will continue building on our position as one of the lowest GHG emitters among our peers to make a tangible contribution to help mitigate climate change.”

In line with Kinross’ commitment to capital discipline, budgetary allocations for projects related to the Climate Change Strategy will be based on an evaluation of their economic viability, in addition to their potential to contribute to the Company’s sustainability goals.

p. 2 Kinross announces details of its Climate Change Strategy	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

ESG Contact

Michal Kowalczyk

Vice-President, ESG Strategy

phone: 647-788-4150

michal.kowalczyk@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to: the implementation and effectiveness of the Company’s Strategy and GHG reduction action plan; the realization of the Company’s GHG emissions targets; the ability of the Company to successfully incorporation energy efficiencies into its project and operations; the ability of the Company to influence the actions of third parties with respect to improving GHG emissions intensity of suppliers and utilities; the Company’s ability to embed GHG and climate change considerations into all strategic business decisions; and the ability of the Company to achieve its stated reporting and disclosure objectives. The words “expect”, “goal”, “objective”, “plan”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

p. 3 Kinross announces details of its Climate Change Strategy	www.kinross.com